United States securities and exchange commission logo





                              April 27, 2021

       Jedediah Morris
       Chief Executive Officer
       Triangle Canna Corp.
       19395 South State Highway 29
       Middletown, CA 95467

                                                        Re: Triangle Canna
Corp.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted March 31,
2021
                                                            CIK No. 0001853537

       Dear Mr. Morris:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted March 31, 2021

       Cover Page

   1.                                                   Identify the selling
agent in your next submission.
       Market Research and Public Data, page ii

   2. Your statement that neither you nor the selling agent has independently verified any of the data from third party
sources referred to in this offering circular and that the accuracy and completeness of such
data is not guaranteed implies a disclaimer of responsibility with respect to such
information. Please either delete the statement or specifically state that you are liable for all
information you choose to include in your offering circular.
 Jedediah Morris
Triangle Canna Corp.
April 27, 2021
Page 2
Summary, page 1

3. In the summary and in the risk factor on page 13, disclose the percentage of your company beneficially owned by affiliates. Disclose in the summary the risks associated with being a controlled corporation.
4. Revise the summary to highlight the risk that you have no plans to apply to list the shares on any public trading market before the offer closes, and you may never apply for a listing, as disclosed in the risk factor on page 23. Highlight the risk that once investors commit to purchase shares, there may never be a market to sell all or any portion of them.
5.       You state here and elsewhere that you have a    highly experienced
management team    and
         your    executive team with significant experience.    Revise the
management section on
         page 50 or another appropriate section of your offering statement to support these claims or delete them. To the extent you keep the claims, clarify the type of experience.
6. Provide support for your claim that your facility will be one of the largest in California and that California is one of the largest cannabis markets in the world.
Risks Related to Our Company, page 12

7.       On pages 14 and 18, clarify whether you currently have any sole source
or    key    suppliers.
8. We note the risk factor on page 17 that your bank accounts may not be fully insured.
         Revise to clarify the extent you plan to or are able to utilize banks to safeguard your funds where your product is illegal under federal law and banks are federally regulated, as noted
         in the risk factor on page 21.
9. On page 19, clarify why you could be determined to have violated the requirement to file
         IRS form 8300 related to cash transactions greater than $10,000.
10.      Revise the risk factor on page 23 to clarify that your stock is a penny stock.
11. On page 27, you state that the exclusive forum provision contained in your by-laws does not apply to claims under the Securities Act and Exchange Act. However,
Section 6.10 of
       your by-laws filed as Exhibit 2.2 does not include this limitation. If the exclusive forum provision in your by-laws does not apply to claims under the Securities Act and Exchange
FirstName LastNameJedediah Morris
       Act, please ensure that the governing document states this clearly or or tell us how you
Comapany
       will NameTriangle   Canna
            inform investors      Corp.
                             in future filings that the provision does not
apply to any actions
       arising under
April 27, 2021 Page 2the Securities Act  or Exchange Act.
FirstName LastName
 Jedediah Morris
FirstName   LastNameJedediah Morris
Triangle Canna   Corp.
Comapany
April       NameTriangle Canna Corp.
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

12.      We note here that you    intend[] to cultivate one full-grow outdoor
cycle on up to
         approximately 67 acres starting in spring 2021 or as soon thereafter as possible." Update your plans given the current status of your license applications. Clarify at what point in
         2021, if you have not reached a particular point (describing that point), this goal will no longer be achievable.
13. Disclose the length of an outdoor grow cycle and an indoor greenhouse light-deprivation cycle on page 34. Provide the basis for your expected yields and expected sales prices.
Liquidity and Capital Resources, page 35

14. File the Line of Credit agreement and the Europa Note as exhibits. Refer to Item 17.6 of
         Form 1-A.
Industry Background, page 39

15. We note the disclosure on page 39 regarding how cannabis is believed to affect various systems of the human body to potentially treat a number of physical conditions and diseases. Please revise to disclose the effect of the United States Food and Drug
         Administration's regulation on your business, including any requirement for FDA approval of your products, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labeling of your products, post-market approval reporting and record keeping, and the regulation of the advertising and promotion of your products. Also include the sanctions for non-
         compliance with FDA regulation.
Our Business, page 42

16. Please provide a chart of the ownership structure of your organization, including your subsidiary, and clarify the purpose for each of the various entities or tell us why this information is not material. Refer to Item 7(a)(1) of Form 1-A.
17. On pages 42-43, clarify the purpose or need behind the 279 provisional licenses, what the company is able to do with the Early Activation Permit, and whether the final County
         Permit has been issued. Clarify what the 150 licenses relate to that trigger the $5 million
            lease payment    to Bar X. Revise to clarify why the company is
confident it will be able
         to use the permits for which Bar X filed the applications.
 Jedediah Morris
FirstName   LastNameJedediah Morris
Triangle Canna   Corp.
Comapany
April       NameTriangle Canna Corp.
       27, 2021
April 427, 2021 Page 4
Page
FirstName LastName
Regulation, page 46

18. Substantially revise this section to also address federal law, including the federal criminal laws applicable to your operations, in particular that cannabis is regulated under the
         Controlled Substances Act (   CSA   ). Also address your requirement
to comply with FDA
         regulation.
Security Ownership of Management and Certain Securityholders, page 57

19. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Europa
         Group USA, LLC. Refer to Item 12(b)(2) of Form 1-A.
Notes to Financial Statements
Note 4 - Share Capital, page F-6

20. We note that you acquired all of the equity interest of Bar X on February 5, 2021. Please provide the following for the Bar X acquisition:

                Disclose your accounting treatment for the acquisition of Bar X and tell us the basis for your accounting treatment. Please address the guidance in ASC 805-10, 805-40, and any other applicable GAAP guidance.
                Tell us your consideration of accounting for the acquisition as a reverse recapitalization merger in which the transaction is accounted for as a capital transaction with the issuance of the company's stock for the net monetary assets of
              Bar X, accompanied by a recapitalization of the company. In this respect, we note that you appear to be a shell company which issued 33,000,000 shares (220,000,000 shares after the 6.667:1 stock dividend) of common stock to the shareholders of Bar
              X and you had no other shares outstanding at the time of the acquisition. Thus, the shareholders of Bar X appear to control the company after the acquisition.
                If the transaction is considered a reverse recapitalization, it appears the historical financial statements would be the financial statements of Bar X with the historical stockholders' equity of Bar X being retroactively restated for the equivalent number of shares received in the transaction after giving effect to any difference in par value of the company's and Bar X's stock with an offset to paid-in capital. Also, please consider any changes that should be made to the Capitalization and Dilution tables on pages 29 and 30. If no changes are considered necessary for the Capitalization and
              Dilution tables, please tell us why.
                If the transaction is not considered a reverse recapitalization, please provide Financial
              Statements of Bar X required by Rule 8-04 of Regulation S-X.
                If the acquisition will be accounted for as a business combination, provide Pro Forma
              Financial Statements as described in Rule 8-05 of Regulation S-X.

         Refer to Part F/S(c) and (b)(7)(iii) and (iv) of Form 1-A. Jedediah Morris
Triangle Canna Corp.
April 27, 2021
Page 5
Exhibits

21. File copies of any written communications or broadcast script used under authorization of
      Rule 241 or 255, as required by Item 17.13 of Form 1-A.
22. Revise the legal opinion to clarify at what point the shares offered will be validly issued, fully paid and non-assessable.
       You may contact Gary Newberry at 202-551-3761 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameJedediah Morris
                                                             Division of
Corporation Finance
Comapany NameTriangle Canna Corp.
                                                             Office of Life
Sciences
April 27, 2021 Page 5
cc:       Neil M. Kaufman, Esq.
FirstName LastName